Exhibit 99.2

On July 19, 2018, pursuant to the terms of a subscription agreement entered into on that date (the “Subscription Agreement”) by and between Link Motion Inc. (the “Company”) and China AI Capital Limited, a company incorporated and existing under the laws of the British Virgin Islands (“Investor”), Investor subscribed for and purchased from the Company, and the Company issued and sold to Investor, 70,175,439 previously-authorized shares (the “Acquired Shares”) of the Company’s Class B common shares, par value U.S$0.0001 per share (the “Class B Shares”), for a purchase price of U.S.$0.285 per Class B Share, or an aggregate purchase price of U.S.$20,000,000 (TWENTY MILLION U.S. DOLLARS) (the “Purchase Price”). The offer and sale of the Acquired Shares were carried out without registration thereof under the U.S. Securities Act of 1933, as amended (the “Securities Act”), in compliance with and in reliance upon the provisions of Regulation S (“Regulation S”) under the Securities Act.

Under the terms of the Company’s Sixth Restated and Amended Memorandum of Association and Sixth Restated and Amended Articles of Association, each as amended to date (the “Memorandum and Articles”), each of the 70,175,439 Acquired Shares, like all of the Company’s previously issued and outstanding 50,352,968 Class B common shares, has voting rights of ten (10) votes per Class B Share. Each of the Company’s previously issued and outstanding 439,581,997 Class A common shares, par value U.S$0.0001 per share (the “Class A Shares”), including 423,254,430 Class A Shares represented by American Depositary Shares (“ADSs”), each ADS representing five (5) Class A Shares but excluding 4,382,760 Class A Shares that have been reserved to cover the exercise of options for 876,552 ADSs and 5,994,655 Class A Shares that have been repurchased by the Issuer and are held in treasury, has voting rights of one (1) vote per Class A Share. Therefore, on the date hereof, Investor has and, assuming delivery of the Final Payment (as defined below) and that all other conditions set forth in the Subscription Agreement are met, will have, a total of 701,754,390 votes on all matters presented to a vote of the Company’s shareholders. This represents a total of approximately 42.7% of all the votes eligible to be cast by shareholders of the Company.

Upon the execution of the Subscription Agreement, (i) Investor paid the Company U.S.$10,000,000 (TEN MILLION U.S. DOLLARS), by wire transfer of immediately available funds, as the initial payment on account of the Purchase Price (the “Initial Payment”), and the Company issued and delivered to Investor all of the Acquired Shares, free and clear of any liens or other restrictions whatsoever (other than those arising under U.S. state or federal securities laws or Cayman Islands law). 50% of the Acquired Shares were recorded as “fully paid,” shares, and the remaining 50% of the Acquired Shares were recorded as “nil paid” shares subject to the Purchase Price being paid in full pursuant to, and the other terms contained in, the terms of the Subscription Agreement, as described below.

Payment in full of the remaining amount of the Purchase Price is to occur on or prior to September 19,2018, or on a subsequent Business Day agreed between the Company and Investor, as promptly as reasonably practicable after the satisfaction or waiver of the conditions set forth in the Subscription Agreement, but in any event. On that date Investor shall deliver to the Company by wire transfer in immediately available an amount in U.S. dollars equal to (i) the Purchase Price for the Acquired Shares minus (ii) the Initial Payment (the “Final Payment”). Upon receipt of the Final Payment, all of the Acquired Shares will be recorded as “fully paid” shares. In addition to standard and usual condition for transactions of this type, the above actions are subject to the following specific conditions:

(i) the Company shall have prepared and delivered to the Investor a plan for improving its internal corporate governance and shall have provided ”due diligence” information in form and substance reasonably acceptable to the Investor;

(ii) the Company shall have prepared and filed with the Securities and Exchange Commission (the “SEC”), its annual report on Form 20-F for the year ended December 31, 2017 meeting, in all material respects, the requirements of such form;

(iii) there shall not have occurred any change in the Company’s business, financial position or results of operations (including, without limitation, any material adverse change in the Company’s Cash Position or Outstanding Debt); and

(iv) The two persons nominated as directors of the Company by Investor shall have been duly appointed as directors.

In the event that the Closing has not occurred by September 19, 2018, the Company shall, and Investor has acknowledged and agreed that the Company is empowered to, declare the portion of the Acquired Shares that has not been fully paid forfeited to the Company and to cancel such unpaid portion of the Acquired Shares. Investor has agreed to take all actions and deliver all documents and instruments reasonably requested by the Company to enable the Company to declare any unpaid portion of the Acquired Shares forfeited to the Company and to cancel those Acquired Shares.

In the Subscription Agreement, the Company and Investor made certain representations and warranties that are customary in transactions of this type. In addition, the Company covenanted and agreed with Investor that, upon execution of the Subscription Agreement, Investor shall have a right to nominate two (2) directors to the Company’s board of directors, to be appointed, so long as such nominees are qualified, in the reasonable determination of the Board, to serve as directors of the Company. The previous terms of this paragraph notwithstanding, if payment in full of the Purchase Price is not timely received by the Company and the issuance and sale of the unpaid portion of the Acquired Shares is unwound pursuant to the terms of the Subscription Agreement, the number of Investor nominees as director of the Company shall be reduced effective immediately from two (2) to one (1) and Investor shall take such action as may be necessary or appropriate to ensure that one (1) of its two (2) nominees that have been appointed as directors of the Company by the Board shall promptly submit his or her resignation as a director.

In addition, Investor has agreed in the Subscription Agreement to use commercially reasonable efforts to enter into a Strategic Advisory Agreement with the Company, in form and substance reasonably acceptable to the board of directors of the Company, under the terms of which Investor shall commit to use its best efforts to assist the Company to attract additional strategic investors and to establish cooperation agreements with recognized players in the car industry, in each case reasonably acceptable to the board of directors of the Company.

In addition, Investor has agreed, for itself and for its representatives, to certain customary confidentiality provisions contained in the Subscription Agreement and the Company has agreed to furnish to the SEC certain information on a current report on Form 6-K in order to make public confidential information provided to the Investor. The Company has also agreed to file with the SEC its Annual Report on Form 20-F for the year ended December 31, 2017 as soon as reasonably practicable.

The parties have agreed that the Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to the Subscription Agreement shall be governed by and construed in accordance with the substantive laws of Hong Kong, without giving effect to the principles of conflicts of law thereof.

All capitalized terms not defined herein shall have the meanings ascribed thereto in the Subscription Agreement.